SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

 Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports
                  Under Sections 13 and 15(d) of the Securities
                              Exchange Act of 1934.

                         Commission File Number 1-10568
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                                LG&E Energy Corp.
           ---------------------------------------------------------
             (Exact name of registrant as specified in its charter)

                220 West Main Street; P.O. Box 32030; Louisville,
                     KY 40232, telephone: (502) 627 - 2000
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    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                    Common Stock, without par value
         Rights to Purchase Series A Preferred Stock, without par value

                                      None
                      ------------------------------------
                   (Titles of all other classes of securities
              for which a duty to file reports under section 13(a)
                                or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)       [x]               Rule 12h-3(b)(1)(ii)      [ ]
     Rule 12g-4(a)(1)(ii)      [ ]               Rule 12h-3(b)(2)(i)       [ ]
     Rule 12g-4(a)(2)(i)       [ ]               Rule 12h-3(b)(2)(ii)      [ ]
     Rule 12g-4(a)(2)(ii)      [ ]               Rule 15d-6                [ ]
     Rule 12h-3(b)(1)(i)       [x]

     Approximate number of holders of record as of the certification or notice date: One

     Pursuant to the requirements of the Securities Exchange Act of 1934 LG&E Energy Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


DATE:     December 12, 2000                BY:  /s/ John R. McCall
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                                              John R. McCall
                                              Executive Vice President, General
                                              Counsel and Corporate Secretary